UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

RETAILMENOT, INC.
(Name of Subject Company)

RETAILMENOT, INC.
(Name of Persons Filing Statement)

Series 1 Common Stock, par value $0.001 per share
(Title of Class of Securities)

76132B106
(CUSIP Number of Class of Securities)

Jonathan B. Kaplan, Esq.
Chief Legal Officer, General Counsel and Secretary
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, Texas 78701
(512) 777-2970
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Samer M. Zabaneh, Esq.
401 Congress Avenue, Suite 2500
Austin, Texas 78701
(512) 457-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is RetailMeNot, Inc., a Delaware corporation (“RetailMeNot” or the “Company”). The address of the Company’s principal executive office is 301 Congress Avenue, Suite 700, Austin, Texas 78701. The telephone number of the Company’s principal executive office is (512) 777-2970.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s Series 1 common stock, par value of $0.001 per share (the “Shares”). As of April 6, 2017, there were 48,304,216 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by R Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and direct wholly owned subsidiary of Harland Clarke Holdings Corp. (“Parent” or “HCH”), a Delaware corporation, to purchase all of the outstanding Shares at a price per Share equal to $11.60 (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 24, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on April 24, 2017. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 10, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held by Parent or Purchaser or held in treasury by the Company immediately prior to the Effective Time, or held by any stockholder of the Company who or which is entitled to demand, and who properly demands, appraisal rights pursuant to Section 262 of the DGCL) will be canceled and converted into the right to receive an amount equal to the Offer Price in cash, without interest and less any applicable taxes required to be withheld.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on April 24, 2017. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at midnight, New York time, at the end of the day on May 22, 2017, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 15955 La Cantera Parkway, San Antonio, Texas 78256.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov or at the Company’s Investor Relations website at investor.retailmenot.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent or its respective executive officers, directors or affiliates, including Valassis Communications, Inc. (“Valassis”), a wholly owned subsidiary of Parent, on the other hand.

Arrangements between the Company and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Sections 1 and 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger) and the Company’s stockholders should not interpret the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On January 10, 2017, the Company and Valassis entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which each party agreed that, subject to certain limitations, any non-public information related to the other party and its affiliates furnished to such party or its affiliates or their respective representatives shall be used solely for the purpose of evaluating a possible transaction between Valassis and its affiliates and the Company and would be kept confidential, except as provided in the Confidentiality Agreement.

The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may have certain interests in the Transactions and related transactions that may be different from or in addition to those of the Company’s stockholders generally. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price as the other stockholders of the Company. As of April 6, 2017, the directors and executive officers of the Company and their affiliates beneficially owned, in the aggregate, 7,991,853 Shares, which for purposes of this subsection excludes any restricted stock units and performance-based restricted stock units (together, “Company RSUs”) and any Shares issuable upon exercise of options and performance-based options for Shares (together, “Company Options”) held by such individuals, whether vested or unvested. For each Share that the directors, executive officers and their affiliates tender pursuant to the Offer that is accepted for purchase and purchased by Purchaser, the directors and executive officers will receive $11.60 in cash, less any required withholding taxes and without interest.

The following table sets forth, as of April 6, 2017, the aggregate cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his or her outstanding Shares, assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Position	Number of Shares	Consideration Payable in Respect of Shares
G. Cotter Cunningham(1)	Chief Executive Officer, President and Chairman of the Board	475,955	$5,521,078
J. Scott Di Valerio	Chief Financial Officer	28,462	$330,159
Kelli A. Beougher	Chief Operating Officer	55,727	$646,433
Paul M. Rogers	Chief Technology Officer	27,678	$321,065
Jonathan B. Kaplan	Chief Legal Officer, General Counsel and Secretary	13,300	$154,280
Louis J. Agnese, III	Senior Vice President and General Manager, Gift Cards	28,398	$329,417
C. Thomas Ball	Director	6,826	$79,182
Jeffrey M. Crowe(2)	Director	4,788,661	$55,548,468
Eric Korman	Director	24,920	$289,072
Jules A. Maltz(3)	Director	2,478,424	$28,749,718
Gokul Rajaram(4)	Director	7,636	$88,578
Greg J. Santora	Director	5,277	$61,213
Brian H. Sharples(5)	Director	35,825	$415,570
Tamar Yehoshua	Director	14,764	$171,262
TOTAL:		7,991,853	$92,705,495
(1)	Includes 35,451 shares held in trusts for the benefit of Mr. Cunningham’s family members. Mr. Cunningham may be deemed to have beneficial ownership of these shares.

(2)	Includes (i) 478,867 shares held by Norwest Venture Partners VI-A, LP (“NVP VI-A”), (ii) 718,301 shares held by Norwest Venture Partners VII-A, LP (“NVP VII-A”), and (iii) 3,591,493 shares held by Norwest Venture Partners XI, LP (“NVP XI”). By virtue of his position as co-Chief Executive Officer of NVP Associates, LLC, which is the managing member of the general partner of each of NVP VI-A, NVP VII-A and NVP XI, Mr. Crowe may be deemed to have beneficial ownership of the shares held by NVP VI-A, NVP VII-A and NVP XI.
(3)	Includes 2,475,897 shares held by Institutional Venture Partners XIII, L.P., of which Mr. Maltz is a General Partner and may therefore be deemed to have beneficial ownership.
(4)	Includes 236 shares held in a trust for the benefit of Mr. Rajaram’s family members. Mr. Rajaram may be deemed to have beneficial ownership of these shares.
(5)	Includes 31,555 shares held by Moose Pond Investments, LP. Moose Pond Mgt., LP, is the general partner of Moose Pond Investments, LP. Mr. Sharples is the limited partner of Moose Pond Investments, LP, and the sole manager of Moose Pond Mgt., LP and may be deemed to have beneficial ownership of the shares held by Moose Pond Investments, LP.

Effect of the Merger on Company Options and Company RSUs

Pursuant to the Merger Agreement, each outstanding Company Option (whether vested or unvested) that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per share of such Company Option multiplied by (ii) the number of Shares underlying such Option immediately prior to the Effective Time (with the number of Shares underlying a performance-based Option being determined in accordance with the applicable award agreement based on actual performance through the date that is three business days prior to the Effective Time). If the exercise price per Share of any Option is equal to or greater than the Merger Consideration, such Option shall be canceled and terminated without any cash payment being made in respect thereof.

Pursuant to the Merger Agreement, a prorated portion of each Company RSU held by employees of the Company will be converted into a cash-based award in an amount equal to the product of (i) the Offer Price and (ii) the number of Shares underlying the prorated portion of such Company RSU immediately prior to the Effective Time such that the aggregate value of all such cash-based awards equals $30 million. For purposes of the immediately preceding sentence, the number of Shares underlying a performance-based Company RSU will be determined in accordance with the applicable award agreement based on actual performance through the date that is three business days prior to the Effective Time. Following the Effective Time, each cash-based award will be subject to the same terms and conditions (including continued service through the applicable vesting dates, but excluding any performance-based conditions) as applied to the corresponding Company RSU.

As of immediately prior to the Effective Time, (i) each Company RSU (whether vested or unvested) that is held by a non-employee director and (ii) all Company RSUs held by employees (other than the prorated portion converted into cash-based awards as described above) will be cancelled and converted into an amount in cash equal to the product of (A) the Offer Price multiplied by (B) the number of Shares underlying the prorated portion of such Company RSU immediately prior to the Effective Time (with the number of Shares underlying a performance-based Company RSU being determined in accordance with the applicable award agreement based on actual performance through the date that is three business days prior to the Effective Time).

The following table sets forth, as of April 6, 2017, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Company Options and Company RSUs at the applicable time, assuming such Company Options and Company RSUs are treated as described in the preceding paragraphs and in the Merger Agreement. The below table does not reflect outstanding Company Options with an exercise price per Share equal to or greater than Offer Price, because all such Company Option shall be canceled immediately prior to the Effective Time without the right to receive any payment in connection therewith. All equity awards held by the Company’s non-employee directors are subject to “single-trigger” acceleration upon a change in control (the definition of which includes the Merger) and shall immediately accelerate and vest in full at the Effective Time.

Name	Position	Number of Shares Subject to Vested In-the-Money Company Options	Number of Shares Subject to Unvested In-the-Money Company Options(1)	Weighted Average Exercise Price Per Share	Consideration Payable in Respect of Vested In-the-Money Company Options	Consideration Payable in Respect of Unvested In-the-Money Company Options	Number of Shares of Unvested Company RSUs(1)	Consideration Payable in Respect of Unvested Company RSUs	Total
G. Cotter Cunningham	Chief Executive Officer, President and Chairman of the Board	534,366	49,218	$3.34	$4,569,664	$249,535	291,297	$3,379,041	$8,198,240
J. Scott Di Valerio	Chief Financial Officer	88,333	184,239	$8.34	$283,549	$605,491	113,667	$1,318,539	$2,207,579
Kelli A. Beougher	Chief Operating Officer	13,437	25,240	$7.53	$29,262	$127,967	132,456	$1,536,488	$1,693,717
Paul M. Rogers	Chief Technology Officer	54,174	11,358	$2.85	$515,736	$57,585	72,917	$845,836	$1,419,157
Jonathan B. Kaplan	Chief Legal Officer, General Counsel and Secretary	12,884	34,558	$8.47	$28,860	$119,552	64,978	$753,743	$902,156
Louis J. Agnese, III	Senior Vice President and General Manager, Gift Cards	63,375	8,834	$5.47	$397,995	$44,788	48,253	$559,740	$1,002,524
C. Thomas Ball	Director	15,030	17,792	$8.68	$42,234	$53,732	8,741	$101,396	$197,362
Jeffrey M. Crowe	Director	0	0	$0.00	$—	$—	—	$—	$—
Eric Korman	Director	0	17,792	$8.58	$—	$53,732	8,741	$101,396	$155,127
Jules A. Maltz	Director	0	0	$0.00	$—	$—	—	$—	$—
Gokul Rajaram	Director	0	17,792	$8.58	$—	$53,732	8,741	$101,396	$155,127
Greg J. Santora	Director	0	17,792	$8.58	$—	$53,732	8,741	$101,396	$155,127
Brian H. Sharples	Director	49,219	17,792	$3.81	$468,565	$53,732	8,741	$101,396	$623,692
Tamar Yehoshua	Director	32,280	17,792	$9.60	$46,483	$53,732	8,741	$101,396	$201,611
TOTAL:		863,098	420,199		6,382,349	1,527,310	776,014	9,001,761	16,911,420
(1)	For performance-based Company Options and performance-based Company RSUs, the applicable performance based vesting was calculated assuming (i) the closing trading price of one Share on the NASDAQ is equal to the Offer Price on the date that is three business days prior to the Effective Time and (ii) the performance of the Russell 2000 Index as of April 6, 2017.

A total of 2,586,206 unvested Company RSUs held by employees of the Company shall be canceled at the Effective Time and converted into cash-based awards. For purposes of the immediately preceding sentence, the number of Shares underlying a performance-based Company RSU will be determined in accordance with the applicable award agreement based on actual performance through the date that is three business days prior to the Effective Time. Following the Effective Time, the cash-based awards will be subject to the same terms and conditions (including continued service through the applicable vesting dates, but excluding any performance-based conditions) as applied to the corresponding Company RSU. The following table sets forth, as of April 6, 2017, the maximum amount of such cash payments to be made over time that each executive officer would be entitled to receive in respect of his or her Company RSUs that will not accelerate and be paid out at the Effective Time, assuming applicable performance goals are deemed satisfied at pursuant to the methodology described above.

Name	Position	Number of Shares of Unvested Company RSUs(1)	Consideration Payable in Respect of Unvested Company RSUs
G. Cotter Cunningham	Chief Executive Officer, President and Chairman of the Board	191,402	$2,220,263
J. Scott Di Valerio	Chief Financial Officer	115,973	$1,345,286
Kelli A. Beougher	Chief Operating Officer	80,758	$936,793
Paul M. Rogers	Chief Technology Officer	44,457	$515,704
Jonathan B. Kaplan	Chief Legal Officer, General Counsel and Secretary	66,296	$769,033
Louis J. Agnese, III	Senior Vice President and General Manager, Gift Cards	29,420	$341,272
TOTAL:		528,306	$6,128,351
(1)	For performance-based Company Options and performance-based Company RSUs, the applicable performance based vesting was calculated assuming (i) the closing trading price of one Share on the NASDAQ is equal to the Offer Price on the date that is three business days prior to the Effective Time and (ii) the performance of the Russell 2000 Index as of April 6, 2017.

Employment Agreements and Payments upon a Change in Control

The Company has entered into employment agreements with each of its executive officers. The following is a summary of the employment agreements with the Company’s executive officers as currently in effect.

G. Cotter Cunningham is party to an employment agreement with the Company effective March 1, 2013. Under his employment agreement, if Mr. Cunningham’s employment is terminated by the Company for any reason (other than for death, disability, or cause) or he voluntarily terminates his employment for good reason, either within 60 days prior to or within 12 months following a change in control of the Company (as such term is defined in his employment agreement), Mr. Cunningham will receive: (i) 100% of his then current monthly base salary for 12 months and an amount equal to 100% of his then current target bonus opportunity, (ii) 12 months of monthly premiums for his then current health benefits in a single lump sum, and (iii) vesting of 100% of his then unvested shares subject to any equity awards granted by the Company. Each of the severance benefits described above is contingent on Mr. Cunningham (A) executing a general release of claims in a form satisfactory to the Company and (B) continuing to abide by his obligations under the Company’s confidential and proprietary information and inventions agreement (including noncompetition and nonsolicitation obligations). In addition, in the event of a change in control of the Company in which Mr. Cunningham’s employment is not terminated, 50% of his then unvested shares subject to any equity awards granted by the Company on or prior to December 31, 2016 will become vested in full, so long as Mr. Cunningham continues his employment with the Company through the date of such change in control.

J. Scott Di Valerio is party to an employment agreement with the Company effective December 29, 2015. Under his employment agreement, if Mr. Di Valerio’s employment is terminated by the Company for any reason (other than for death, disability, or cause) or he voluntarily terminates his employment with the Company for good reason, either within 60 days prior to or within 12 months following a change in control of the Company (as such term is defined in his employment agreement), Mr. Di Valerio will receive (i) 100% of his then current monthly base salary for 12 months and an amount equal to 100% of his then current target bonus opportunity, (ii) 12 months of monthly premiums for his then current health benefits in a single lump sum and (iii) vesting of 100% of his then unvested shares subject to any equity awards granted by the Company. Each of the severance benefits described above is contingent on Mr. Di Valerio (A) executing a general release of claims in a form satisfactory to the Company and (B) continuing to abide by his obligations under the Company’s confidential and proprietary information and inventions agreement (including noncompetition and nonsolicitation obligations). Mr. Di Valerio’s employment agreement also provides that any “golden parachute” payments subject to the excise tax imposed by Section 4999 of the Code will be reduced to the maximum amount that does not trigger such excise tax unless Mr. Di Valerio would be better off (on an after-tax basis) receiving all payments and benefits due and paying all applicable excise and income taxes. Accordingly, certain payments and benefits contingent on the Merger that may be made to Mr. Di Valerio may be reduced.

Kelli A. Beougher is party to an employment agreement with the Company effective March 1, 2013. Under her employment agreement, if Ms. Beougher’s employment is terminated by the Company for any reason (other than for death, disability, or cause) or she voluntarily terminates her employment with the Company for good reason, either within 60 days prior to or within 12 months following a change in control of the Company (as such term is defined in her employment agreement), Ms. Beougher will receive (i) 100% of her then current monthly base salary for 12 months and an amount equal to 100% of her then current target bonus opportunity, (ii) 12 months of monthly premiums for her then current health benefits in a single lump sum and (iii) vesting of 100% of her then unvested shares subject to any equity awards granted by the Company. Each of the severance benefits described above is contingent on Ms. Beougher (A) executing a general release of claims in a form satisfactory to the Company and (B) continuing to abide by her obligations under the Company’s confidential and proprietary information and inventions agreement (including noncompetition and nonsolicitation obligations). In addition, in the event of a change in control of the Company in which Ms. Beougher’s employment is not terminated, 25% of her then unvested shares subject to any equity awards granted by the Company will become vested in full, so long as Ms. Beougher continues her employment with the Company through the date of such change in control.

Paul M. Rogers is party to an employment agreement with the Company effective March 1, 2013. Under his employment agreement, if Mr. Rogers’ employment is terminated by the Company for any reason (other than for death, disability, or cause) or he voluntarily terminates his employment with the Company for good reason, either within 60 days prior to or within 12 months following a change in control of the Company (as such term is defined in his employment agreement), the Company will be obligated to pay him (i) 100% of his then current monthly base salary for 12 months and an amount equal to 100% of his then current target bonus opportunity, (ii) 12 months of monthly premiums for his then current health benefits in a single lump sum and (iii) 100% of his then unvested shares subject to any equity awards granted by the Company will become vested in full. Each of the severance benefits described above is contingent on Mr. Rogers (A) executing a general release of claims in a form satisfactory to the Company and (B) continuing to abide by his obligations under the Company’s confidential and proprietary information and inventions agreement (including noncompetition and nonsolicitation obligations). In addition, in the event of a change in control of the Company in which Mr. Rogers’ employment is not terminated, 25% of his then unvested shares subject to any equity awards granted by the Company will become vested in full, so long as Mr. Rogers continues his employment with the Company through the date of such change in control.

Jonathan B. Kaplan is party to an employment agreement with the Company effective August 7, 2015. Under his employment agreement, if Mr. Kaplan’s employment is terminated by the Company for any reason (other than death, disability, or cause) or he voluntarily terminates his employment with the Company for good reason, either within 60 days prior to or within 12 months following a change in control of the Company (as such term is defined in his employment agreement), Mr. Kaplan will receive (i) 100% of his then current monthly base salary for six months and an amount equal to 50% of his then current target bonus opportunity, (ii) six months of monthly premiums for his then current health benefits in a single lump sum and (iii) vesting of 100% of his then unvested shares subject to any equity awards granted by the Company. Each of the severance benefits described above is contingent on Mr. Kaplan (A) executing a general release of claims in a form satisfactory to the Company and (B) continuing to abide by his obligations under the Company’s confidential and proprietary information and inventions agreement (including noncompetition and nonsolicitation obligations).

Louis J. Agnese, III is party to an employment agreement with the Company effective March 1, 2013, as amended. Under his employment agreement, if Mr. Agnese’s employment is terminated by the Company for any reason (other than death, disability, or cause) or he voluntarily terminates his employment with the Company for good reason, either within 60 days prior to or within 12 months following a change in control of the Company (as such term is defined in his employment agreement), Mr. Agnese will receive (i) 100% of his then current monthly base salary for six months and an amount equal to 50% of his then current target bonus opportunity, (ii) six months of monthly premiums for his then current health benefits in a single lump sum and (iii) vesting of 100% of his then unvested shares subject to any equity awards granted by the Company. Each of the severance benefits described above is contingent on Mr. Agnese (A) executing a general release of claims in a form satisfactory to the Company and (B) continuing to abide by his obligations under the Company’s confidential and proprietary information and inventions agreement (including noncompetition and nonsolicitation obligations). In addition, in the event of a change in control of the Company in which Mr. Agnese’s employment is not terminated, 25% of his then unvested shares subject to any equity awards granted by the Company will become vested in full, so long as Mr. Agnese continues his employment with the Company through the date of such change in control.

The key terms of the severance payments and vesting benefits, to which the Company’s executive officers are entitled, if, in connection with or during the period from 60 days prior to 12 months following a change in control of the Company, they are involuntarily terminated without cause or resign for good reason, or, in certain cases, remaining with the Company through the date of a change in control, are set forth below:

	Termination 60 Days Prior to or Within 12 Months Following a Change of Control Event		Remaining Employed Through Date of a Change of Control Event
Name	Cash and Benefit Payments	Equity Acceleration	Equity Acceleration
G. Cotter Cunningham	100% of current monthly base salary for 12 months and 100% of current bonus.	100% of any unvested shares subject to any equity grants issued by the Company become vested in full.	50% of any unvested shares subject to any equity grants issued by the Company on or before December 31, 2016 become vested in full.

12 months of monthly premiums for current health benefits in a single lump sum.

J. Scott Di Valerio	100% of current monthly base salary for 12 months and 100% of current bonus.	100% of any unvested shares subject to any equity grants issued by the Company become vested in full.	None.

12 months of monthly premiums for current health benefits in a single lump sum.

Kelli A. Beougher	100% of current monthly base salary for 12 months and 100% of current bonus.	100% of any unvested shares subject to any equity grants issued by the Company become vested in full.	25% of any unvested shares subject to any equity grants issued by the Company become vested in full.

12 months of monthly premiums for current health benefits in a single lump sum.

Paul M. Rogers	100% of current monthly base salary for 12 months and 100% of current bonus.	100% of any unvested shares subject to any equity grants issued by the Company become vested in full.	25% of any unvested shares subject to any equity grants issued by the Company become vested in full.

12 months of monthly premiums for current health benefits in a single lump sum.

	Termination 60 Days Prior to or Within 12 Months Following a Change of Control Event		Remaining Employed Through Date of a Change of Control Event
Name	Cash and Benefit Payments	Equity Acceleration	Equity Acceleration
Jonathan B. Kaplan	100% of current monthly salary for 6 months and 50% of current bonus.	100% of any unvested shares subject to any equity grants issued by the Company become vested in full.	None.
6 months of monthly premiums for current health benefits in a single lump sum.

Louis J. Agnese, III	100% of current monthly base salary for 6 months and 50% of current bonus.	100% of any unvested shares subject to any equity grants issued by the Company become vested in full.	25% of any unvested shares subject to any equity grants issued by the Company become vested in full.
6 months of monthly premiums for current health benefits in a single lump sum.

Golden Parachute Payments.

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide certain information about “golden parachute payments.” That information is set forth in Item 8 of this Schedule 14D-9 and is incorporated herein by reference.

Employment Arrangements with Parent

As of the date of this Schedule 14D-9, none of the Company’s executive officers have entered into any agreement with Parent, the Company or their respective affiliates regarding employment with Parent, the Company or their respective affiliates after the Effective Time, although it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s executive officers in the future.

Information Regarding Director and Officer Indemnification and Insurance

As permitted by Delaware law, the Company’s amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to the Company or the Company’s stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such protection would be not available for liability:

•	for any breach of a duty of loyalty to the Company or the Company’s stockholders;
•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	for any transaction from which the director derived an improper benefit; or
•	for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

The Company’s amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by the Company’s stockholders of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Company’s directors will be eliminated or limited to the fullest extent permitted by Delaware law. In addition, the Company’s amended and restated bylaws provide that the Company is required to advance expenses to the Company’s directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

The Company has entered into indemnity agreements with each of the Company’s directors and certain of the Company’s executive officers in substantially the form filed as Exhibit (e)(3) hereto, which is incorporated herein by reference. These agreements, among other things, require the Company to indemnify each director and officer to the fullest extent permitted by Delaware law and the Company’s amended and restated certificate of incorporation and bylaws for expenses such as, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in the Company’s right, arising out of the person’s services as the Company’s director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at the Company’s request. The Company also maintains directors’ and officers’ liability insurance.

Additionally, from and after the date on which the Offer closes, Purchaser, Parent and the Company shall (i) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and the Company’s subsidiaries (in all of their capacities) (each, an “Indemnified Person”) to the same extent such persons are indemnified or have the right to advancement of expenses as of April 10, 2017 by the Company or any of the Company’s subsidiaries pursuant to the Company’s certificate of incorporation and bylaws, other charter and organizational documents of the Company’s subsidiaries and the indemnification agreements in existence on April 10, 2017 with any Indemnified Party; and (ii) cause to be maintained in effect in the Company’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six years after the closing of the Merger, officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Persons currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on April 10, 2017.

The Company shall, at or prior to the closing of the Merger, purchase a six year “tail” prepaid policy on terms and conditions no less advantageous to the Indemnified Persons, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Offer and the Merger and Purchaser and Parent shall cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six years after the closing of the Merger; however, the premium with respect to such “tail” policy shall not exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to April 10, 2017 in respect of its officers’ and directors’ liability insurance policy.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

After careful consideration, the Board, among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, fair to and in the best interests of the Company’s stockholders and (iii) recommended that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer and in accordance with applicable law.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders, dated April 24, 2017, communicating the Board’s recommendation, is attached to this Schedule 14D-9 as Annex A.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

The Board, together with senior management, has historically considered in the ordinary course various business development strategies and whether to pursue strategic alternatives for the Company in light of market, economic, competitive and other conditions and developments. The chronology below covers only the key events leading up to the execution of the Merger Agreement.

In December 2015, a representative of a market participant (who we refer to as Participant A) contacted the Company regarding strategic opportunities, which led to a meeting on January 27, 2016 between the Company’s Chief Executive Officer, G. Cotter Cunningham, and the Chief Executive Officer, Chief Financial Officer and another representative of Participant A.

On February 17, 2016, Mr. Cunningham received a verbal unsolicited indication of interest of $11.00 per share in cash for the Company from Participant A.

On February 21, 2016, the Board held a telephonic meeting to discuss the verbal indication of interest received from Participant A on February 17, 2016. Also in attendance were J. Scott Di Valerio, the Company’s Chief Financial Officer, Jonathan B. Kaplan, the Company’s Chief Legal Officer and a representative of DLA Piper LLP (US) (“DLA Piper”), the Company’s outside legal counsel. Mr. Cunningham noted that management was preparing a three year financial plan for the Board’s review in its determination whether to pursue any potential business combination with a third party. Mr. Cunningham noted that Mr. Kaplan had circulated a memorandum to the Board regarding its fiduciary duties in advance of the meeting, and the Board was given an opportunity to ask questions about those duties. During the same meeting, the Board established a steering committee to provide timely input and guidance to Mr. Cunningham in connection with preliminary evaluation and negotiation of strategic opportunities. The steering committee was not empowered with decision-making or recommendation authority or obligation, with respect to which the full Board retained all authority. Subsequent to this meeting, C. Thomas Ball, Jeffrey Crowe, Jules Maltz and Brian Sharples agreed to serve as the members of the steering committee.

On March 2, 2016, the Company received a written unsolicited indication of interest of $11.00 per share in cash for the Company from Participant A.

On March 4, 2016, at the request of the steering committee in anticipation of engagement as the Company’s financial advisor, a representative of Qatalyst Partners LP (“Qatalyst”) had a telephone call with Participant A to discuss the unsolicited indication of interest.

On March 7, 2016, in connection with discussions with Participant A, the Company, at the Board’s request after evaluating potential financial advisors, executed an engagement letter retaining Qatalyst as the Board’s financial advisor.

On March 8, 2016, the steering committee held a telephonic meeting to discuss the written unsolicited indication of interest received on March 2, 2016. Also in attendance were Messrs. Cunningham, Di Valerio and Kaplan, and representatives of DLA Piper and Qatalyst. A representative of Qatalyst reviewed the terms of the written unsolicited offer with the steering committee and provided his perspective on the appropriate response to that offer. After the steering committee excused the representatives of Qatalyst from the meeting, the representative of DLA Piper asked the members of the steering committee to confirm that they had no interests in Participant A, which each member confirmed. Finally, the steering committee ratified the engagement of Qatalyst as the Company’s financial adviser.

On March 13, 2016, the Board held a telephonic meeting to discuss the indication of interest received on March 2, 2016. Also in attendance were Messrs. Cunningham, Di Valerio and Kaplan, and representatives of DLA Piper and Qatalyst. The Board also reviewed certain potential strategic alternatives available to the Company, including (i) continuing to execute the Company’s business plan as a stand-alone company; (ii) pursuing acquisitions; (iii) various capital structure optimization strategies; and (iv) selling the Company in an attempt to maximize value for the Company’s stockholders. Representatives of Qatalyst presented to the Board preliminary financial information relating to the Company. Representatives of Qatalyst and the Board then discussed the considerations around whether to reach out to additional parties regarding a potential sale of the Company, the timing of any such outreach and the potential parties that would be contacted after first engaging with Participant A. The Board subsequently authorized Qatalyst, in coordination with the Company’s management, to engage in additional discussions with Participant A regarding the indication of interest and to express that the current indication of interest did not reflect sufficient value of the Company. The Board authorized a counteroffer of $16.00 per share based on the Company’s current business prospects, at which point the Company would be willing to engage in discussions.

On March 15, 2016, a representative of Qatalyst had a telephone call with the Chief Financial Officer of Participant A to communicate the Board’s view that the indication of interest did not adequately reflect the value of the Company. Such representative of Qatalyst indicated that the Board would be willing to engage at a per share offer of $16.00. The Chief Financial Officer of Participant A indicated that it would be difficult to reach the midpoint of Participant A’s offer of $11.00 per share and the Company’s counteroffer of $16.00 per share.

On March 21, 2016, at the earlier request of an executive of Participant A, a representative of Qatalyst had a telephonic discussion with the executive to reiterate the Company’s counteroffer. During the discussion, the parties reviewed the initial indication of interest and the subsequent response.

On March 25, 2016, at the earlier request of the Chief Financial Officer of Participant A, Mr. Cunningham held a telephone call with the Chief Financial Officer of Participant A to confirm Participant A’s original indication of interest and the Company’s counteroffer. The Chief Financial Officer of Participant A indicated Participant A would consider the counteroffer.

On April 6, 2016, a representative of Qatalyst called an executive of Participant A to inform them of the Company’s acquisition of GiftcardZen Inc, to be announced the following day. On April 7, 2016, the Company announced its acquisition of GiftcardZen Inc.

On April 19, 2016, the steering committee of the Board held a telephonic meeting. Also in attendance were Messrs. Cunningham, Di Valerio and Kaplan, and representatives of DLA Piper and Qatalyst. During this meeting, among other things, the steering committee discussed the last communications with Participant A.

On May 4, 2016, the steering committee of the Board held a telephonic meeting. Also in attendance were Messrs. Cunningham, Di Valerio and Kaplan, and representatives of DLA Piper and Qatalyst. During this meeting, among other things, the steering committee discussed the last communications with Participant A. At the end of this meeting, the steering committee authorized Qatalyst to reach out to Participant A again and assess its willingness to engage in further discussions regarding a potential acquisition of the Company.

On May 6, 2016, in connection with a commercial meeting between representatives of the Company and a market participant (who we refer to as Participant B), Participant B indicated an unsolicited interest in exploring a potential acquisition of the Company should the Company decide to consider a sale.

On May 9, 2016, a representative of Qatalyst had a telephone call with an executive of Participant A in order to assess Participant A’s willingness to engage in further discussions regarding a potential acquisition of the Company.

On May 27, 2016, the steering committee of the Board held a telephonic meeting. Also in attendance were Messrs. Cunningham, Di Valerio and Kaplan, and representatives of DLA Piper and Qatalyst. During this meeting, among other things, the steering committee discussed the last communications with Participant A.

On June 20, 2016, a representative of Qatalyst had a telephone call with a representative of the financial advisor of Participant A who communicated that Participant A was not willing to proceed with discussions.

On June 21, 2016, the steering committee held a telephonic meeting. Also in attendance were Messrs. Cunningham, Di Valerio and Kaplan, and representatives of DLA Piper and Qatalyst. During this meeting, the steering committee reviewed the financial performance of the Company and the present state of discussions with Participant A.

On August 18, 2016, the Chief Financial Officer of Participant A had a telephonic discussion with Mr. Cunningham. During this discussion, the Chief Financial Officer of Participant A requested diligence information, indicating this would enable Participant A to submit a revised proposal for the Company.

On August 23, 2016, a representative of Qatalyst sent a confidentiality agreement prepared by DLA Piper to the Chief Financial Officer of Participant A. Between that date and September 2, 2016, the parties then negotiated the terms of the confidentiality agreement. On September 2, 2016, Participant A executed a confidentiality agreement, which contained a standstill provision. Later that day, a representative of Qatalyst sent representatives of Participant A due diligence information regarding the Company.

On September 2, 2016, the steering committee held a telephonic meeting. Also in attendance were Messrs. Cunningham, Di Valerio and Kaplan, and representatives of DLA Piper and Qatalyst. During this meeting, among other things, the steering committee discussed the present state of discussions with Participant A as well as the considerations around whether to reach out to additional parties regarding a potential sale of the Company, the timing of any such outreach, and the potential parties to be contacted. At the end of the meeting, the steering committee authorized Qatalyst to reach out to certain other third parties and assess their potential interest in making an offer to acquire the Company. In creating the list of parties to be contacted, the steering committee, with guidance from representatives of Qatalyst, considered potential acquirors that had the financial capability and business synergies to maximize value in a potential transaction.

Between September 6, 2016 and September 19, 2016, representatives of Qatalyst separately reached out to representatives of six additional parties. Two of these parties, Participant B and another party (who we refer to as Participant C) expressed an interest in engaging in discussions with the Company regarding a potential acquisition of the Company. The other four parties indicated that they did not have any interest in pursuing a transaction with the Company.

On September 13, 2016, the Chief Financial Officer of Participant A telephoned Mr. Cunningham to discuss their diligence efforts. He also indicated on the call that he did not expect Participant A could meaningfully increase their prior proposal of $11.00 per share.

Between September 13, 2016 and September 23, 2016, representatives of Qatalyst had two telephone calls with separate representatives of Participant C regarding the Company.

On September 15, 2016, a representative of Qatalyst had a telephonic conversation with the Chief Financial Officer of Participant A regarding their ongoing diligence efforts. During this conversation the Chief Financial Officer of Participant A indicated Participant A would make a decision whether it would submit another proposal in the next few weeks.

On September 28, 2016, representatives of Qatalyst had a telephonic conversation with the Chief Financial Officer of Participant A, during which the Chief Financial Officer of Participant A requested additional information regarding the Company’s financial performance during the third quarter of fiscal year 2016.

On October 6, 2016, Mr. Cunningham, with representatives of Qatalyst, had a telephonic conversation with the Executive Chairman of Participant B regarding the Company, including the strategic rationale behind a potential acquisition of the Company by Participant B and potential areas of synergies between the two companies.

On October 10, 2016, Mr. Cunningham, with representatives of Qatalyst, had a telephonic conversation with representatives of Participant C regarding the Company including the strategic rationale behind a potential acquisition of the Company by Participant C. Subsequent to this conversation, Participant C indicated that it did not have an interest in pursuing an acquisition of the Company.

On October 18, 2016, Messrs. Cunningham, Di Valerio and Kaplan had a video conference with the Chief Financial Officer and other executives of Participant A to discuss the Company’s third quarter 2016 financial performance and other diligence matters.

On October 24, 2016, a representative of Participant A’s financial advisor telephonically contacted a representative of Qatalyst and indicated Participant A could not meaningfully move from its prior proposal of $11.00 per share and likely would not be submitting another proposal.

On October 26, 2016, a representative of Qatalyst telephonically contacted a representative of Participant A’s financial advisor indicating the Company had a Board meeting the following day and would like a definitive response as to any proposal being offered. Later that day, the Chief Financial Officer of Participant A called Mr. Cunningham and indicated Participant A could no longer support the prior proposal of $11.00 per share due to its concerns regarding weakness in the Company’s core business.

On October 27, 2016, the Board held its regularly scheduled telephonic meeting to discuss, among other things, the status of discussions with Participant A as well as the previously authorized outreach to certain other third parties. Also in attendance were Mr. Di Valerio, Mr. Kaplan and representatives of DLA Piper. In attendance for a portion of the meeting were representatives of Qatalyst.

On November 23, 2016, Mr. Di Valerio received an unsolicited telephone call from a representative of LionTree Advisors LLC (“LionTree”), financial advisor to HCH, indicating that HCH and MacAndrews & Forbes Incorporated (“M&F”), HCH’s parent company, would be interested in discussing making a proposal to acquire the Company. Mr. Di Valerio informed Mr. Cunningham of the telephone call.

On December 7, 2016, Messrs. Cunningham and Di Valerio met with representatives of M&F and LionTree in Austin, Texas to discuss its interest in a potential acquisition of the Company.

On December 11, 2016, Paul Meister, the President of M&F, informed Mr. Cunningham that HCH and M&F would be interested in acquiring the Company at a price of $11.00 per share. M&F did not propose or discuss any other specific terms of a potential transaction. Mr. Cunningham subsequently notified the Board of the same.

On December 13, 2016, the steering committee of the Board held a telephonic meeting. Also in attendance were Messrs. Cunningham, Di Valerio and Kaplan, and representatives of DLA Piper and Qatalyst. During the meeting, Mr. Cunningham described the December 7, 2016 meeting with M&F and the details of the unsolicited verbal offer received on December 11, 2016. After discussion, the steering committee requested that management and representatives of Qatalyst contact M&F and engage in discussions designed to assess if there was a likelihood that a mutually agreeable transaction could be realized. The steering committee also authorized management to enter into a confidentiality agreement with M&F and determined that future guidance should be provided to Mr. Cunningham by the Board.

On December 15, 2016, a representative of Qatalyst telephoned Mr. Meister at Mr. Cunningham’s suggestion and indicated that the Board did not have an interest in continuing conversations regarding a transaction at $11.00 per share. The representative of Qatalyst suggested that the parties meet in early 2017 for a detailed management presentation and diligence session in order to demonstrate more value of the Company and share the Company’s internal projections.

Between December 15, 2016 and December 20, 2016, a number of further communications occurred between representatives of Qatalyst, LionTree, M&F, HCH and the Company regarding a possible transaction, including with respect to potential timing, process, next steps and the terms of a confidentiality agreement pursuant to which the parties could exchange non-public information.

On December 21, 2016, the Company received a written indication of interest from M&F indicating an interest in acquiring the Company at a price in the range of $11.00 to $12.50 in cash, subject to customary due diligence and a mutually satisfactory definitive agreement (the “Initial Proposal”).

On December 22, 2016, Mr. Cunningham forwarded the Initial Proposal to the Board and requested a meeting of the Board to discuss the matter.

On December 26, 2016, the Board held a telephonic meeting. In addition to the directors, present throughout the meeting were Mr. Di Valerio, Mr. Kaplan and representatives of DLA Piper and Qatalyst. Mr. Cunningham briefed the Board regarding the Initial Proposal. DLA Piper then advised the Board regarding its fiduciary duties in the context of a public company acquisition. Representatives of Qatalyst then presented to the Board the financial aspects of the Initial Proposal as well as an overview of the other third parties previously contacted to determine their interest in exploring a potential transaction and their respective responses, as well as other third parties not previously contacted. The Board discussed these matters, as well as other potential acquirors the Company could consider reaching out to in light of discussions held in September 2016. In addition, the Board discussed the relative benefits and risks of the various alternatives, including, continuing to execute against the Company’s business plan as a stand-alone company. During the meeting, the Board authorized Qatalyst, in coordination with the Company’s management, to engage in additional discussions with M&F and HCH regarding the Initial Proposal and to assess the potential interest of certain other parties in making an offer to acquire the Company.

Also on December 26, 2016, representatives of Qatalyst separately emailed the Chief Financial Officer of Participant A and the Executive Chairman of Participant B to discuss whether they would have any renewed interest in exploring a potential acquisition of the Company.

From December 26, 2016 to January 11, 2017, the Company’s management, with assistance from Qatalyst, developed a detailed management presentation to be used in discussions with M&F and HCH. The Company also began assembling an electronic data room of documents to facilitate any due diligence process.

On December 27, 2016, at the request of the Board, Qatalyst held a telephonic conversation with representatives of M&F and LionTree to indicate that the Board would only be willing to engage in work regarding a potential acquisition of the Company at a price per share higher than the $12.50 high end of the Initial Proposal.

On December 29, 2016, the Chief Financial Officer of Participant A responded to representatives of Qatalyst indicating Participant A did not have an interest in pursuing an acquisition of the Company.

On December 30, 2016, the Executive Chairman of Participant B called a representative of Qatalyst and indicated Participant B did not have an interest in pursuing an acquisition of the Company.

Also on December 30, 2016, representatives of LionTree and Qatalyst had a telephone call in which the representative of Qatalyst indicated that the Board would only allow the Company to engage in the management presentation on the basis of a proposal range from $12.50 per share to $13.50 per share, after executing a mutually acceptable confidentiality agreement. At the direction of M&F and HCH, the representative of LionTree indicated that M&F and HCH would not resubmit a written proposal without a management presentation from the Company. The parties decided to proceed with the work relating to the management presentation and upcoming meeting and to discuss price again once the meeting had taken place.

Also on December 30, 2016, a representative of Qatalyst provided a draft confidentiality agreement (the “Confidentiality Agreement”) to M&F and HCH through LionTree to facilitate additional discussions. Between December 30, 2016 and January 10, 2017, Mr. Kaplan and representatives of DLA Piper, M&F, HCH and Wachtell Lipton Rosen & Katz (“Wachtell Lipton”), M&F’s and HCH’s outside legal counsel, negotiated the Confidentiality Agreement on behalf of the Company, on the one hand, and M&F and HCH, on the other.

Also on December 30, 2016, at the request of the Board, Eric Korman, a member of the Board, contacted the Chief Executive Officer of a market participant (who we refer to as Participant D) that the Board identified as potentially having an interest in acquiring the Company. The Chief Executive Officer of Participant D informed Mr. Korman that it was not interested in discussing a potential transaction with the Company, citing, among other things, the Company’s existing reliance on search engine derived traffic.

On January 2, 2017, the Board held a telephonic meeting. Mr. Di Valerio, Mr. Kaplan and representatives of DLA Piper and Qatalyst were also present and participated in the meeting. Representatives of Qatalyst delivered an update to the Board and relayed a request from M&F that representatives of the Company make themselves available for in-person meetings with M&F in an effort to substantiate an increased price per share in a potential transaction. The Board requested that management and Qatalyst proceed with the proposed in-person, management meeting, continue to negotiate and enter into a confidentiality agreement with the potential acquiror and report back to the Board as appropriate. Among other things, the Board also discussed with management and representatives of Qatalyst other potential acquirors who had not previously been contacted, focusing on parties with the financial capability and business synergies to make a compelling proposal.

On January 6, 2017, at the request of the Board, representatives of Qatalyst reached out to the Senior Vice President of Corporate Development of an additional party (who we refer to as Participant E) regarding its interest in engaging in discussions regarding a potential acquisition of the Company.

Also on January 6, 2017, a customary due diligence process began among the Company, M&F and HCH, and continued through the signing of the Merger Agreement.

On January 10, 2017, the Company entered into the Confidentiality Agreement with Valassis, a wholly owned subsidiary of HCH and an indirect wholly owned subsidiary of M&F, which included a standstill provision.

On January 11 and January 12, 2017, representatives of the Company, M&F, HCH and Valassis attended in-person meetings in New York, including a meeting at M&F’s offices attended by Messrs. Cunningham, Di Valerio and Kaplan, Marissa Tarleton, the Company’s Chief Marketing Officer, Michael Magaro, the Company’s Senior Vice President of Corporate Development and Investor Relations, and representatives of M&F, HCH and Valassis. Representatives of Qatalyst, LionTree and Wachtell Lipton were also present at the meeting. During the meeting, the Company’s management made a presentation regarding the Company’s business and strategy, including the Management Projections (described below), and responded to follow-up questions from meeting participants. In the weeks following the meeting, representatives of the Company provided supplemental financial and operating information requested by M&F and HCH.

On January 13, 2017, a representative of Qatalyst had a telephone call with the Chief Executive Officer as well as the Senior Vice President of Corporate Development of Participant E regarding a potential acquisition of the Company. Participant E indicated it would like to have a conversation with the Company to discuss the potential synergy opportunity before responding.

On January 20, 2017, Messrs. Cunningham and Di Valerio participated in a telephonic conversation with the Chief Executive Officer and Senior Vice President of Corporate Development of Participant E regarding potential synergies between the two entities.

On January 26, 2017, representatives of Participant E informed Qatalyst that Participant E was not interested in pursuing a transaction with the Company.

On February 1, 2017, Mr. Cunningham telephoned Mr. Meister. During the discussion, Mr. Meister indicated that it would be difficult for M&F and HCH to support a transaction at or above $12.50 per share based on their review of internal projections, particularly those regarding the projected performance of the Company’s core business. Mr. Cunningham requested that M&F submit an offer for the Board’s consideration if M&F and HCH wished to proceed with discussions.

On February 2, 2017, the Board held a regularly scheduled meeting. Also present at the meeting were members of the Company’s senior management and representatives of DLA Piper and Qatalyst. Mr. Cunningham and representatives of Qatalyst briefed the Board regarding the status of discussions and recent communications with M&F. At the conclusion of the briefing, the Board requested that management focus on the operation of the business and granted Qatalyst authority to negotiate with M&F and HCH in order to maximize the price per share they would be willing to offer for the Company.

On February 3, 2017, representatives of Qatalyst telephoned a representative of LionTree and informed him that the Board had requested that management focus on operating the business and asked that additional communications from M&F and HCH be directed to representatives of Qatalyst.

On February 4, 2017, at the direction of M&F and HCH, a representative of LionTree spoke with Mr. Di Valerio. On that call, the representative of LionTree indicated that M&F and HCH were continuing to review previously provided financial information and were concerned with declines in the Company’s core business and with the Company’s emphasis on future development strategies. Mr. Di Valerio discussed these concerns, as well as matters related to the importance of the Company’s gift card segment to its overall business and the Company’s focus on a strategy of increasing diversification of offerings for consumers. The representative of LionTree indicated that M&F and HCH remained interested in pursuing a transaction. Mr. Di Valerio reiterated that the Company had declined an offer of $11.00 per share, and then relayed the Board’s instructions that LionTree direct any future communications regarding the transaction to Qatalyst, to enable the Company’s management to concentrate their efforts on the operation of the business.

On February 5, 2017, at the direction of M&F and HCH, a representative of LionTree telephoned a representative of Qatalyst and informed Qatalyst that M&F and HCH would consider submitting another proposal to the Company.

On February 10, 2017, the Company received a revised written indication of interest from M&F indicating an interest in acquiring the Company at a price of $11.25 per share in cash, subject to customary due diligence and a mutually satisfactory definitive agreement (the “Revised Proposal”). The Revised Proposal presented several arguments for the new $11.25 per share offer, including forecasted declines in the Company’s core business, increasing macro and industry risk, lagging mobile monetization and other matters. The Revised Proposal also contained assurances that M&F and HCH could obtain any required financing and that the transaction would not be subject to any financing conditions.

On February 11, 2017, Mr. Cunningham delivered the Revised Proposal to the Board.

On February 16, 2017, the Board held a telephonic meeting. Also present at the meeting were Mr. Di Valerio, Mr. Kaplan, Mr. Magaro and representatives of DLA Piper and Qatalyst. A representative of DLA Piper first advised the Board in respect of its fiduciary duties and asked the members of the Board to confirm that they had no interest in M&F or HCH, which each member confirmed. The Board discussed the Revised Proposal and requested representatives of Qatalyst to continue negotiations with M&F and HCH to obtain a higher purchase price.

On February 17, 2017, at the request of the Board, a representative of Qatalyst presented a representative of LionTree with the Company’s counteroffer of $12.25 per share.

On February 23, 2017, at the direction of M&F and HCH, a representatives of LionTree telephoned a representative of Qatalyst to submit a revised offer of $11.60 per share, introducing an expectation of partial but not full acceleration of all unvested equity awards. LionTree indicated that the offer was M&F’s and HCH’s best offer.

On February 26, 2017, the Board held a telephonic meeting to discuss the revised $11.60 verbal proposal, with partial acceleration of unvested equity awards. Also present at the meeting were Mr. Di Valerio and Mr. Kaplan and representatives of DLA Piper and Qatalyst. After discussion of the proposal, management (including Mr. Cunningham) exited the meeting. The Board then held an executive session with representatives of DLA Piper and Qatalyst in which a representative of Qatalyst reviewed with the Board the proposal regarding the partial acceleration of unvested equity awards. A representative of DLA Piper followed with a review of the Board’s fiduciary duties in consideration of the revised offer. At the end of the meeting, the Board requested representatives of Qatalyst to continue negotiations with M&F and HCH to determine if a higher purchase price could be achieved with the goal of maximizing stockholder value.

On February 27, 2017, at the request of the Board, a representative of Qatalyst presented a representative of LionTree with the Company’s counteroffer of $11.80 per share without discussion of acceleration.

On February 28, 2017, at the direction of M&F and HCH, a representative of LionTree responded to representatives of Qatalyst regarding the Company’s counteroffer with another offer of $11.60 per share with partial acceleration of unvested equity awards, or an alternative offer of $11.50 per share with full acceleration of all unvested equity awards.

On March 2, 2017, the Board held a telephonic meeting to discuss the February 28, 2017 offer presented by LionTree. Also present at the meeting were Mr. Di Valerio and Mr. Kaplan and representatives of DLA Piper and Qatalyst. After discussion of the proposal, management (including Mr. Cunningham) exited the meeting. The Board then held an executive session with representatives of DLA Piper and Qatalyst to review the revised offer and the associated partial acceleration of unvested equity awards. A representative of DLA Piper then reviewed with the Board the acceleration features of the Company’s equity plans and further advised the Board in respect of its fiduciary duties. At the conclusion of the meeting, the Board requested representatives of Qatalyst to prepare certain financial information in connection with the February 28, 2017 offer in order to assist the Board in evaluating how to respond to the offer to best maximize stockholder value.

On March 4, 2017, the Board held a telephonic meeting to discuss the revised proposals and the related financial information prepared by Qatalyst. Also present at the meeting were Mr. Di Valerio, Mr. Kaplan and Thomas Aylor, the Company’s Vice President of Finance and representatives of DLA Piper and Qatalyst. After discussion, management (including Mr. Cunningham) exited the meeting, and the Board held an executive session with representatives of DLA Piper and Qatalyst in which the Board discussed the revised offer from M&F and HCH and how best to maximize stockholder value.

On March 5, 2017, at the Board’s request and in an effort to negotiate the best price available for the Company’s stockholders, a representative of Qatalyst presented a representative of LionTree with the Company’s counteroffer of $11.80 per share with partial acceleration of outstanding unvested equity awards.

From March 6, 2017 through March 9, 2017, representatives of Qatalyst provided representatives of LionTree with additional capitalization-related diligence materials received from the Company.

On March 10, 2017, Mr. Cunningham received a revised written proposal from M&F of $11.60 per share with acceleration of all outstanding unvested equity awards at closing, less a holdback of $30 million with respect to unvested RSUs, which withheld RSUs would be satisfied with cash payments to holders at the proposal price in accordance with their existing vesting schedules, subject to certain terms and conditions. Representatives of M&F and HCH spoke with representatives of Qatalyst and emphasized that the proposal was M&F’s and HCH’s best and final offer, while also noting that the proposal, based on the most recently available information, assumed a higher diluted share count of the Company compared to the information upon which M&F and HCH had based the Initial Proposal, thereby increasing the aggregate cost of the transaction versus their original assumptions. The representatives of M&F and HCH also indicated that, although M&F and HCH were not requesting an exclusivity agreement be executed, M&F and HCH would require a verbal confirmation that the Company and its representatives would not speak to other parties regarding a potential acquisition for a period of three weeks. Mr. Cunningham forwarded the revised proposal to the Board.

On March 13, 2017, the Board held a telephonic meeting to discuss the revised $11.60 proposal. Also present at the meeting were Messrs. Di Valerio, Kaplan and Aylor and representatives of DLA Piper and Qatalyst. At this meeting representatives of DLA Piper presented to the Board regarding its fiduciary duties. Qatalyst presented matters including a financial overview of the $11.60 per share offer, financial analysis regarding the Company’s valuation and a summary of the additional parties previously contacted regarding a potential acquisition of the Company and their respective responses. At this meeting, the Board also assessed the relative merits of proceeding with a transaction compared to continuing as a standalone public company and executing on its business plan, including the risks and uncertainties related to a standalone approach. In particular, the Board considered the prevailing industry trends and uncertainties, competitive trends and issues specific to the Company, and that a significant time would likely be required in order for the Company to achieve financial results that would potentially translate to a stock price commensurate with the M&F bid and the related execution risks associated with such a strategy. The Board also discussed and considered the months of negotiations with M&F and HCH to increase the price per share proposal and the other potential purchasers that had been contacted. After evaluating the relative benefits and risks of the various alternatives, including, continuing to execute against the Company’s business plan as a stand-alone company, the Board authorized management to continue negotiating a transaction with M&F and HCH at $11.60 per share (with M&F’s proposed partial acceleration of unvested equity awards) and to communicate that the Company was willing to provide verbal confirmation that the Company and its representatives would not speak to other parties regarding a potential acquisition for a period of three weeks, but indicated a definitive agreement should be reached as promptly as possible. On March 13, 2017, the Company’s stock price closed at $8.40.

On March 14, 2017, Mr. Cunningham reached out to Mr. Meister to inform him of the Board’s decision to approve continued negotiations at the price of $11.60 per share.

Between March 14, 2017 and April 10, 2017, representatives of DLA Piper and representatives of Wachtell Lipton negotiated the Merger Agreement on behalf of the Company and HCH, respectively. The negotiations focused, among other things, on the circumstances under which the Merger Agreement could be terminated, the circumstances in which termination fees and/or reimbursement of expenses would be payable and the nature and scope of the Company non-solicitation obligations.

During the week of March 21, 2017, representatives of the Company, HCH, M&F, Valassis, DLA Piper, Qatalyst and LionTree met in person at the offices of DLA Piper in Austin, Texas and by telephone, in which the Company provided presentations and answered questions regarding its business, operations, personnel, financial position and other matters, and the parties continued their due diligence review.

On March 25, 2017, an executive of Participant B contacted an executive of the Company inquiring about a potential acquisition of the Company. When a representative of Qatalyst attempted to follow up and indicate that the Company would not be able to discuss a potential transaction at that time, Participant B did not respond.

On April 4, 2017, the Board held a telephonic meeting to discuss the terms and status of the proposed transaction. Also present at the meeting were Mr. Di Valerio and Mr. Kaplan and representatives of DLA Piper and Qatalyst. This meeting also marked the end of the three-week period during which the Company had indicated that neither the Company nor its representatives would speak to other parties regarding a potential acquisition.

On April 5, 2017, representatives of Qatalyst spoke to the Executive Chairman of Participant B regarding the recent inquiry to a representative of the Company. The Executive Chairman of Participant B informed Qatalyst that Participant B had no interest in pursuing an acquisition of the Company.

On April 10, 2017, the Board convened a telephonic meeting at which all directors were present to consider the Merger Agreement, which included a purchase price of $11.60 per share. Also present at the meeting were Mr. Di Valerio and Mr. Kaplan and representatives of DLA Piper and Qatalyst. Representatives of DLA Piper presented to the Board regarding its fiduciary duties and then reviewed the terms of the Merger Agreement in detail. Representatives of Qatalyst discussed the financial terms of the offer in detail, presented its financial analysis of the Company and the $11.60 per share offer and verbally delivered its opinion, which was subsequently confirmed in writing, that, based upon and subject to the various assumptions, considerations and limitations and other matters set forth in Qatalyst’s written opinion, as of such date the consideration of $11.60 to be paid to the Company’s stockholders in the merger was fair, from a financial point of view, to the Company’s stockholders (other than Parent or any affiliate of Parent). The Board then unanimously approved the Merger Agreement. Following the meeting of the Board, representatives of DLA Piper notified representatives of Wachtell Lipton that the Merger Agreement had been approved by the Board.

On the afternoon of April 10, 2017, the Company and HCH executed the Merger Agreement. On April 10, 2017, following the close of trading on the NASDAQ, the Company and HCH issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Board

In reaching the conclusions and in making the recommendation described in this Schedule 14D-9, the Company and the Board carefully and thoroughly considered the Offer and the Merger, consulted with management of the Company and the Company’s independent financial advisor and legal counsel, and took into account numerous factors, including, but not limited to, the factors listed below. The Company and the Board unanimously determined that the Offer and the Merger are fair to and in the best interests of the holders of Shares, for the reasons set forth below, and recommend that the holders of Shares tender their Shares in response to the Offer for the following reasons:

1. Substantial and Immediate Cash Value

The Company and the Board unanimously determined that, after a broad and comprehensive evaluation of strategic alternatives and in consultation with its independent financial advisor and legal counsel, the Offer Price of $11.60 per share in cash offered immediate and certain value and was fair, from a financial point of view, to the holders of Shares.

2. Opinion of Qatalyst

The oral opinion of Qatalyst delivered to the Board on April 10, 2017, which was confirmed by delivery of a written opinion, concluded that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Qatalyst in preparing the opinion, the consideration to be paid to the holders (other than Parent or any affiliate of Parent) of Shares in the proposed transaction was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of Qatalyst”. The full text of the written opinion of Qatalyst, dated April 10, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in rendering the opinion, is attached as Annex B to this Schedule 14D-9.

3. Significant Premium to Market Price

The Board noted that the Offer Price of $11.60 per share in cash represented a significant premium over the market prices at which the Shares had previously traded. The Offer Price represents a 50% premium over the April 10, 2017 closing stock price and a 36% premium over the average closing stock price for the two months ended April 10, 2017.

4. Likelihood of Consummation

The Board concluded that the Offer is likely to be completed and the Merger to be consummated, based on, among other things, the conditions to the Offer and the Merger being specific and limited, and not within the control or discretion of Parent or its affiliates, the likelihood of obtaining required regulatory approvals, and the remedies available to the Company under the Merger Agreement in the event of various breaches by Parent.

In addition, Parent has committed debt financing to consummate the transaction. Parent received an executed debt commitment letter from major commercial banks with significant experience in similar lending transactions and a strong reputation for honoring the terms of such commitment letter, which, in the reasonable judgment of the Board, increases the likelihood of such financing being completed.

Parent is required to use reasonable best efforts to cause the lenders who are party to such debt commitment letter to fund the financing at the Offer Closing, upon the satisfaction of the conditions to the financing. The limited number and nature of the conditions to funding set forth in the debt commitment letter and the expectation that such conditions will be timely met and the financing will be provided in a timely manner increase the likelihood the transaction will be consummated. As added protection, the Company will receive a termination fee in certain circumstances where the Offer is not consummated due to Parent not having received its committed financing provided the other conditions to the Offer are satisfied. The amount of such termination fee would be between $25 million and $35 million, depending upon the date of the termination.

5. Comprehensive Review of Strategic Alternatives

At the direction of the Board, representatives of Qatalyst and the Company contacted additional parties as part of the potential sale process, focusing attention on parties with the financial capability and business synergies to maximize value in a potential transaction. Only Participant A had previously submitted a non-binding indication of interest, but subsequently rescinded that indication of interest prior to substantive discussions with M&F. No other party (other than Parent) submitted a binding proposal or an indication of interest.

The Company and the Board considered the possibility of pursuing a stand-alone strategy by which the Company would continue to pursue its business strategy. The Company and the Board discussed the potential benefits to the Company’s stockholders of this alternative, and the timing and the likelihood of accomplishing the goals of such alternative, as well as the Company’s assessment that this alternative was not be reasonably likely to present superior opportunities for creating greater value for the stockholders, taking into account risks of execution as well as business, competitive, industry and market risks.

The Company and the Board also considered a wide variety of strategic alternatives other than a sale of the Company, including pursuing additional acquisitions. The Company and the Board concluded that none of these alternatives was reasonably likely to present superior opportunities for creating greater value for the stockholders.

6. Prospects of the Company; Risks Relating to Remaining a Stand-Alone Company

In determining that the $11.60 per Share offer is fair to the holders of Shares, the Company and the Board also took into account the Company’s recent financial performance and future prospects and general business, industry and economic conditions. In particular, the Company and the Board considered prospective risks to the Company as a stand-alone public entity, including, but not limited to, the risks and uncertainties with respect to (i) trends of decreasing traffic to its desktop websites and increased traffic to its mobile websites, (ii) execution risk in the Company’s strategic initiatives, revenues from which would be required to grow substantially in order to offset decline in revenue from the Company’s core business, (iii) increasing prevalence of competitors to the Company’s core business, (iv) mobile monetization and attribution obstacles, (v) challenges in locating and generating high quality content for the Company’s marketplace, (vi) retaining the Company’s existing users and paid merchants and attracting new users and paid merchants to its marketplace, (vii) general stock market and political conditions and volatility, (viii) reduced availability of potential acquisition targets and the Company’s ability to continue to expand through acquisitions and (ix) the “risk factors” set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2016. Management and the Board determined that the certainty of the Offer Price was in the best interests of the Company’s stockholders in light of the challenges inherent in the Company’s ongoing stand-alone business plan, while allowing stockholders to receive a significant premium to recent trading prices for their Shares.

7. Ability to Accept Superior Proposal

The terms and conditions of the Merger Agreement allow the Company, under certain circumstances, to consider and respond to a proposal for an acquisition transaction from a third party prior to the Acceptance Time, and the Board has the right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $18 million. In addition, the Merger Agreement permits waivers of any existing standstill provisions to the extent necessary to permit a person to make competing proposals for acquisition transactions on a confidential basis to the Board.

8. Transaction Structure

The transaction is structured as a tender offer and the Merger Agreement requires Purchaser, if it acquires a number of Shares in the Offer that, when added to the number of Shares already owned by Parent and Purchaser and their respective subsidiaries (which Parent and Purchaser have represented is zero in the Merger Agreement) represents at least a majority of the sum of Shares then issued and outstanding (the “Minimum Tender Condition”), to consummate a second-step Merger in which the holders of Shares who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price. The Merger Agreement contains limited rights to terminate the Offer, and generally requires Purchaser to extend the Offer beyond the initial expiration date if the conditions to Purchaser’s obligations to close the Offer are not satisfied as of such date. Consequently, the transaction structure potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed promptly by the Merger in which stockholders who do not tender in the Offer will receive the same cash price as is paid in the Offer.

Other Factors Considered by Board

The Company and the Board also considered a variety of other factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

1. No Stockholder Participation in Future Growth or Earnings

The nature of the Offer and the Merger as a cash transaction would prevent the holders of Shares from participating in any potential future earnings or growth of the Company and benefiting from any potential appreciation in the value of the Company.

2. Tax Considerations

Any gain realized as a result of the Offer and the Merger generally would be taxable to the holders of Shares.

3. Risk of Failure to Complete Transaction

There will be risks and costs to the Company if the Offer does not close, including, among others, the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, the effect on the Company’s relationships with vendors, customers, partners and others that do business with the Company, and the operational restrictions between signing and closing imposed on the Company pursuant to the Merger Agreement.

4. Potential Conflicts of Interest

As a result of the terms of the change in control provisions contained in each executive officer’s respective employment agreement, certain of the Company’s executive officers may receive payments in connection with the transaction. See “Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

5. Termination Fee

The terms and conditions of the Merger Agreement provide for a termination fee of $18 million that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal.

6. Potential Inability of Parent to Obtain Debt Financing

It is possible that Parent will be unable to obtain the debt financing from the lenders under the debt commitment letter or alternative debt financing. Without such debt financing, the closing of the transaction could be delayed or could fail to occur.

7. No Solicitation

The terms and conditions of the Merger Agreement restrict the Company’s ability to solicit competing proposals.

The Company and the Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Company and the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Company and the Board in reaching their conclusions and recommendations. The members of the Company and the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Company and the Board considered, the members of the Company and the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendations of the Company and the Board were made after considering the totality of the information and factors involved. In addition, individual members of the Company and the Board may have given different weight to different factors. In light of the factors described above, the Company and the Board have unanimously determined that the Offer is advisable, fair to and in the best interest of the Company and holders of Shares and unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Opinion of Qatalyst

The Company retained Qatalyst to act as exclusive financial advisor to the Board in connection with a potential transaction such as the Offer and Merger and to evaluate whether the offer consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the holders of Shares, other than Parent or any affiliates of Parent, is fair, from a financial point of view, to such holders. The Board selected Qatalyst to act as its financial advisor based on Qatalyst’s qualifications, expertise, reputation and knowledge of the business of the Company and the industry in which the Company operates. Qatalyst has provided its written consent to the reproduction of the Qatalyst’s opinion in this Schedule 14D-9. At the meeting of the Board on April 10, 2017, Qatalyst rendered its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various assumptions, considerations, limitations and other matters set forth therein, the offer consideration to be received pursuant to, and in accordance with, the terms of the merger agreement by the holders of shares of Company Series 1 common stock, other than Parent or any affiliates of Parent, was fair, from a financial point of view, to such holders.

The full text of Qatalyst’s written opinion, dated April 10, 2017, to the Board is attached hereto as Annex B and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst in rendering its opinion. You should read the opinion carefully and in its entirety. Qatalyst’s opinion was provided to the Board and addresses only, as of the date of the opinion, the fairness, from a financial point of view, of the offer consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the holders of Shares, other than Parent or any affiliates of Parent. It does not constitute a recommendation as to whether any stockholder should tender its Shares pursuant to the offer, and does not in any manner address the price at which the Shares will trade at any time. The summary of Qatalyst’s opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Qatalyst reviewed the Merger Agreement, certain related documents and certain publicly available financial statements and other business and financial information of the Company. Qatalyst also reviewed certain forward-looking information relating to the Company prepared by the Company’s management, including financial projections and operating data of the Company, which the Company refers to as the Management Projections described in the section entitled “Financial Projections”. Additionally, Qatalyst discussed the past and current operations and financial condition and the prospects of the Company with the

Company’s senior management. Qatalyst also reviewed the historical market prices and trading activity for the Shares and compared the Company’s financial performance and the prices and trading activity of the Shares with that of certain other selected publicly traded companies and their securities. In addition, Qatalyst reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as Qatalyst deemed appropriate.

In arriving at its opinion, Qatalyst assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst by the Company. With respect to the Management Projections, Qatalyst was advised by the Company’s management, and Qatalyst assumed, that the Management Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management of the Company’s future financial performance and other matters covered thereby. Qatalyst also assumed that the Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay. In addition, Qatalyst assumed that in connection with the receipt of all the necessary approvals of the Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or Parent or the contemplated benefits expected to be derived in the Offer or the Merger. Qatalyst did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or its affiliates, nor was Qatalyst furnished with any such evaluation or appraisal. In addition, Qatalyst relied, without independent verification, upon the assessment of the Company’s management as to the Company’s existing and future technology and products and the risks associated with such technology and products. Qatalyst’s opinion has been approved by Qatalyst’s opinion committee in accordance with its customary practice.

Qatalyst’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Qatalyst’s opinion and the assumptions used in preparing it, and Qatalyst has not assumed any obligation to update, revise or reaffirm its opinion. Qatalyst’s opinion does not address the underlying business decision of the Company to engage in the Offer and Merger, or the relative merits of the Offer and Merger as compared to any strategic alternatives that may be available to the Company. Qatalyst’s opinion is limited to the fairness, from a financial point of view, of the Offer consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the holders of Shares, other than Parent or any affiliates of Parent, and Qatalyst expressed no opinion with respect to the fairness of the amount, nature or timing of the compensation to any of the officers, directors or employees of the Company or any of its affiliates, or any class of such persons, relative to such consideration.

The following is a summary of the material analyses performed by Qatalyst in connection with its opinion dated April 10, 2017. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst’s opinion. For purposes of its analyses, Qatalyst utilized both the consensus of third-party research analysts’ projections of the future financial performance of the Company as of April 7, 2017 (the “Analyst Projections”) and the Management Projections. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst’s financial analyses.

Discounted Cash Flow Analysis

Qatalyst performed a discounted cash flow analysis, which is designed to imply a potential, present value of share values for the Company Series 1 common stock as of March 31, 2017 by:

•	adding:
(a)	the implied net present value of the estimated future unlevered free cash flows of the Company (calculated by subtracting cash taxes, capital expenditures, payments for businesses acquired and investment in working capital from Adjusted EBITDA) for the period from the second quarter of the 2017 calendar year through the end of calendar year 2021 (which implied present value was calculated by using a range of discount rates of 9.0% to 13.5%, based on an estimated weighted average cost of capital for the Company);

(b)	the implied net present value of a corresponding terminal value of the Company, based on the Company’s Modified Adjusted EBITDA, in calendar year 2022 and using a range of fully diluted enterprise value to next-twelve-months Modified Adjusted EBITDA multiples of 5.0x to 8.0x and discounted to present value using the same range of discount rates used in item (a) above; and
(c)	cash and cash equivalents as of March 31, 2017, as provided by the Company’s management;
•	subtracting:
(a)	the face value of outstanding debt of the Company as of March 31, 2017, as provided by the Company’s management;
•	applying a dilution factor of approximately 17%, as projected by the Company’s management, to reflect the dilution to current Company stockholders over the projection period due to the effect of future issuances by the Company of equity awards; and
•	dividing the resulting amount by the number of the Company’s fully diluted shares outstanding (calculated using the treasury stock method) as of April 6, 2017, as provided by the Company’s management.

Based on the calculations set forth above, this analysis implied a range of values for the Company Series 1 common stock of approximately $8.45 to $11.90 per share.

Selected Companies Analysis

Qatalyst compared selected financial information and public market multiples for the Company with publicly available information and public market multiples for selected companies. The companies used in this comparison were the companies listed below, which were selected from publicly traded companies in the vertical internet and eCommerce industries by Qatalyst based on its professional judgment, which included such factors as companies participating in similar lines of business to the Company, having similar financial performance, or having other relevant or similar characteristics.

Selected Vertical Internet Companies
Bankrate, Inc.
DHI Group, Inc.
IAC/InterActiveCorp
Leaf Group Ltd.
QuinStreet, Inc.
TechTarget, Inc.
WebMD Health Corp.

Selected eCommerce Companies
Groupon, Inc.
Quotient Technology Inc.

Based upon research analyst consensus estimates as of April 7, 2017, and using closing share prices as of April 7, 2017, Qatalyst calculated, among other things, the implied fully diluted enterprise value divided by the estimated calendar year 2017 Modified Adjusted EBITDA, which the Company refers to as the CY2017 Modified Adjusted EBITDA Multiples, for each of the selected companies. Qatalyst selected a representative range of CY2017 Modified Adjusted EBITDA Multiples of 5.0x to 9.0x and applied this range to the Company’s calendar year 2017 Modified Adjusted EBITDA based on the Management Projections and the Analyst Projections. This analysis implied a range of values for the Company Series 1 common stock of approximately $7.27 to $10.73 per share based on the Management Projections and $7.61 to $11.34 per share based on the Analyst Projections.

No company included in the selected companies analysis is identical to the Company. In evaluating the selected companies, Qatalyst made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of the Company, such as the impact of competition on the Company’s business and the industry in general, industry growth and the absence of any material adverse change in the Company’s financial condition and prospects of the Company or the industry or in the financial markets in general.

Selected Transactions Analysis

Qatalyst compared six selected transactions announced between October 2012 and October 2016 involving companies participating in similar lines of business to the Company, having similar financial performance, or having other relevant or similar characteristics and selected by Qatalyst based on its professional judgment. These transactions are listed below:

Announcement Date	Target	Acquiror
October 21, 2016	Everyday Health, Inc	j2 Global, Inc.
August 9, 2016	Monster Worldwide, Inc.	Randstad North America, Inc.
July 25, 2016	Yahoo Holdings, Inc.*	Verizon Communications Inc.
May 12, 2015	AOL Inc.	Verizon Communications Inc.
December 18, 2013	Valassis Communications, Inc.	Harland Clarke Holdings Corp.
October 22, 2012	Ancestry.com Inc.	Permira Advisers, LLC
*	Represents the sale of the operating business of Yahoo! Inc.

For each of the transactions listed above, Qatalyst reviewed, among other things, the implied fully diluted enterprise value of the target company as a multiple of analyst estimates of the last-twelve-months Modified Adjusted EBITDA, which the Company refers to as the LTM Modified Adjusted EBITDA Multiples, and next-twelve-months Modified Adjusted EBITDA, which the Company refers to as the NTM Modified Adjusted EBITDA Multiples, of the target company.

Based on the analysis of such metrics for the transactions noted above, Qatalyst selected a representative range of LTM Modified Adjusted EBITDA Multiples of 7.0x to 9.0x and applied this range to the Company’s last-twelve-months Modified Adjusted EBITDA based on the Analyst Projections. This analysis implied a range of values for the Company Series 1 common stock of approximately $9.88 to $11.79 per share based on the Analyst Projections.

Based on the analysis of such metrics for the transactions noted above, Qatalyst selected a representative range of NTM Modified Adjusted EBITDA Multiples of 6.5x to 9.0x and applied this range to the Company’s next-twelve-months Modified Adjusted EBITDA based on the Analyst Projections. This analysis implied a range of values for the Company Series 1 common stock of approximately $8.96 to $11.18 per share based on the Analyst Projections.

No company or transaction utilized in the selected transactions analysis is identical to the Company or the Offer and Merger. In evaluating the selected transactions, Qatalyst made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the Company’s control, such as the impact of competition on the Company’s business or the industry generally, industry growth and the absence of any material adverse change in the Company’s financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Because of the unique circumstances of each of these transactions and the Offer and Merger, Qatalyst cautioned against placing undue reliance on this information.

Miscellaneous

In connection with the review of the Offer and Merger by the Board, Qatalyst performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst’s view of the actual value of the Company. In performing its analyses, Qatalyst made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. Any estimates contained in Qatalyst’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the offer consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the holders of Shares, other than Parent or any affiliates of Parent, and in connection with the delivery of its opinion to the Board. These analyses do not purport to be appraisals or to reflect the price at which the Shares might actually trade.

Qatalyst’s opinion and its presentation to the Board was one of many factors considered by the Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the offer consideration to be received by the holders of Shares, other than Parent or any affiliates of Parent pursuant to the Offer and Merger or of whether the Board would have been willing to agree to different consideration. The offer consideration was determined through arm’s length negotiations between the Company and Parent and was approved by the Board. Qatalyst provided advice to the Company during these negotiations. Qatalyst did not, however, recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the Offer and Merger.

Qatalyst provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates. During the two year period prior to the date of Qatalyst’s opinion, no material relationship existed between Qatalyst or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates; however, Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parent or any of their respective affiliates for which it or they would expect to receive compensation.

Under the terms of its engagement letter, Qatalyst provided the Company with financial advisory services in connection with the Offer and Merger for which it will be paid approximately $12 million, $125,000 of which was payable upon the execution of its engagement letter, approximately $2.4 million of which was payable upon delivery of its opinion, and the remaining portion of which will become payable upon, and subject to, consummation of the Offer. The Company has also agreed to reimburse Qatalyst for its expenses incurred in performing its services. The Company has also agreed to indemnify Qatalyst and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst or any of its affiliates from and against certain liabilities, including liabilities under federal securities law, and expenses related to or arising out of Qatalyst’s engagement.

Intent to Tender.

To the knowledge of the Company, after making reasonable inquiry, each executive officer and director of the Company currently intends to tender all Shares then owned over which he or she has sole dispositive power into the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

The Company retained Qatalyst as its financial advisor in connection with a possible sale of the Company. Additional information pertaining to the retention of Qatalyst (including fees payable to Qatalyst) is set forth in Item 4. “— Opinion of the Company’s Financial Advisor” and “— Background of the Offer” above. Qatalyst has provided an opinion to the Board that, as of April 10, 2017 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the $11.60 per Share in cash to be received by the holders of Shares (other than Parent or any affiliate of Parent) in the Transactions was fair, from a financial point of view, to such holders, a copy of which is filed as Annex B hereto and incorporated herein by reference. Qatalyst provided its opinion for the information of the Board in connection with its consideration of the Transactions. The opinion of Qatalyst is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Jonathan B. Kaplan	3/15/2017	471	$8.35	Securities withheld for payment of tax liability incident to the receipt of restricted stock by the Company.

Jonathan B. Kaplan	4/11/2017	875	$11.55	Securities sold pursuant to a Rule 10b5-1 trading plan adopted by the reporting person.

Paul M. Rogers	4/11/2017	4,899	$2.08	Securities acquired following the exercise of options.

Paul M. Rogers	4/11/2017	4,899	$11.55	Securities sold pursuant to a Rule 10b5-1 trading plan adopted by the reporting person.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information to be Furnished.

Regulatory Approvals.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Parent (or an entity that controls it) of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a Request For Additional Information and Documentary Material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a Request for Additional Information and Documentary Material may take a significant amount of time. At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws, but there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of the Company and M&F filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on April 24, 2017. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on May 9, 2017, prior to the initial expiration date of the Offer, unless the waiting period is terminated or extended by a Request For Additional Information and Documentary Material from the FTC or the Antitrust Division prior to that time.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex C, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which shall be May 23, 2017 unless Parent and Purchaser extend the Offer pursuant to the terms of the Merger Agreement), and 20 days after the date of mailing of this notice (which date of mailing is April 24, 2017), demand in writing appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;
•	not tender such Shares in the Offer; and
•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, Texas 78701
(512) 777-2970
Attention: Chief Legal Officer

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The board of directors has approved the Merger Agreement and the transactions contemplated thereby, (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the board of directors has exempted the Company from any other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the related agreements and the Merger and the related transactions.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Parent or any of its affiliates and the Company, each of Parent and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

Stockholder Approval of the Merger Not Required.

Neither Parent nor Purchaser is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger and as described in “Employment Agreements and Payments upon a Change in Control” of this Schedule 14D-9, which is incorporated herein by reference. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the closing of the Merger occurs on May 23, 2017 and the employment of the executive is terminated by the Company without cause or by the executive for good reason on such date. The amounts set forth in the table are estimates based on the $11.60 per Share cash consideration payable under the Merger Agreement. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

Name and Title	Total Cash(1)	Total Equity(2)	Pension / Non-Qualified Deferred Compensation	Perquisites / Benefits	Tax Reimbursement	Other	Total
G. Cotter Cunningham Chief Executive Officer, President, and Chairman of the Board	$975,292	$5,848,839	$—	$—	$—	$—	$6,824,131

J. Scott Di Valerio Chief Financial Officer	$663,169	$3,269,316	$—	$—	$—	$—	$3,932,485

Kelli A. Beougher Chief Operating Officer	$711,995	$2,601,248	$—	$—	$—	$—	$3,313,243

Paul M. Rogers Chief Technology Officer	$564,174	$1,419,125	$—	$—	$—	$—	$1,983,299

Jonathan B. Kaplan Chief Legal Officer, General Counsel and Secretary	$232,862	$1,639,289	$—	$—	$—	$—	$1,872,151
(1)	Pursuant to the employment agreements described in “Employment Agreements and Payments upon a Change in Control” of this Schedule 14D-9, each named executive officer, other than Mr. Kaplan, who experiences a qualifying termination during the 60 days prior or 12 months following a change in control will receive, subject to the terms and conditions of the applicable employment agreement, (i) 100% of current monthly base salary for 12 months, payable in 12 monthly installments, (ii) 100% of current target bonus payable in 12 monthly installments and (iii) 12 months of monthly premiums for current health benefits payable in a single lump sum. If Mr. Kaplan experiences a qualifying termination during the 60 days prior or 12 months following a change in control, he will receive, subject to the terms and conditions of his employment agreement, (i) 100% of current monthly base salary for 6 months, payable in 6 monthly installments, (ii) 50% of current target bonus payable in 6 monthly installments and (iii) 6 months of monthly premiums for current health benefits payable in a single lump sum. All such payments to each named executive officer are conditioned upon the applicable named executive officer (A) executing a general release of claims in a form satisfactory to the Company and (B) continuing to abide by his or her obligations under the Company’s confidential and proprietary information and inventions agreement (including noncompetition and nonsolicitation obligations). Such payments would consist of:
Name and Title	Salary	Bonus	Health Benefits	Total
G. Cotter Cunningham Chief Executive Officer, President, and Chairman of the Board	$478,000	$478,000	$19,292	$975,292

J. Scott Di Valerio Chief Financial Officer	$381,000	$266,700	$15,469	$663,169

Kelli A. Beougher Chief Operating Officer	$412,000	$288,400	$11,595	$711,995

Paul M. Rogers Chief Technology Officer	$360,000	$198,000	$6,174	$564,174

Jonathan B. Kaplan Chief Legal Officer, General Counsel and Secretary	$152,000	$76,000	$4,862	$232,862

(2)	These amounts represent the aggregate in-the-money value of the Company Options and Company RSUs that would vest as a direct result of the Merger, assuming the Merger occurs on May 23, 2017 and the employment of the executive is terminated by the Company without cause or by the executive for good reason immediately following the Merger. These amounts do not include payments in respect of Company Options or Company RSUs that are already vested, because the named executive officer would already be entitled to the economic benefit of such equity regardless of the transaction. For information regarding all equity awards held by named executive officers, including awards that have already vested other than $3,039 which will become payable to Mr. Kaplan in respect of options that will vest between April 6, 2017 and May 23, 2017), see the table in the section entitled “Consideration for the Shares Tendered Pursuant to the Offer” of this Schedule 14D-9. The table below sets forth the portion of the amounts reflected in the equity columns of the above golden parachute table as a result of “single-trigger” acceleration applicable to outstanding unvested Company Options and Company RSUs (i.e., an amounts triggered by a change in control), pursuant to the terms of each named executive officer’s employment agreement as described in the section entitled “Employment Agreements and Payments Upon a Change in Control” of this Schedule 14D-9 or pursuant to the terms of the Merger Agreement.
Name and Title	Value of Company Options	Value of Company Restricted Stock	Total
G. Cotter Cunningham Chief Executive Officer, President, and Chairman of the Board	$249,535	$3,379,041	$3,628,576
J. Scott Di Valerio Chief Financial Officer	$605,491	$1,318,539	$1,924,030
Kelli A. Beougher Chief Operating Officer	$127,967	$1,536,488	$1,664,455
Paul M. Rogers Chief Technology Officer	$57,585	$845,836	$903,421
Jonathan B. Kaplan Chief Legal Officer, General Counsel and Secretary	$116,513	$753,743	$870,256

The table below sets forth the portion of the amounts reflected in the equity columns of the above golden parachute table as a result of “double-trigger” acceleration after giving effect to the acceleration provided for in the Merger Agreement, to which the executive officers named therein would be entitled upon a qualifying termination during the 60 days prior or 12 months following the Merger, pursuant to the terms of each named executive officer’s employment agreement as described in the section entitled “Employment Agreements and Payments Upon a Change in Control” of this Schedule 14D-9.

Name and Title	Value of Company Options	Value of Company Restricted Stock	Total
G. Cotter Cunningham Chief Executive Officer, President, and Chairman of the Board	$—	$2,220,263	$2,220,263
J. Scott Di Valerio Chief Financial Officer	$—	$1,345,286	$1,345,286
Kelli A. Beougher Chief Operating Officer	$—	$936,793	$936,793
Paul M. Rogers Chief Technology Officer	$—	$515,704	$515,704
Jonathan B. Kaplan Chief Legal Officer, General Counsel and Secretary	$—	$769,033	$769,033

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

Financial Projections.

The Company’s management has generally provided limited guidance with respect to its future performance. The Company’s historical practice has been to provide guidance with respect to the Company’s fiscal year in February of such fiscal year, as well as for the upcoming quarter, prior to commencement of the quarter. Other than with respect to its full-year and quarterly earnings guidance, the Company does not as a matter of course make public projections as to future performance or earnings.

In January 2017, the Company’s management prepared certain financial projections for the fiscal years 2017, 2018 and 2019 which were provided, among other information, to the Board, to Parent in connection with Parent’s consideration of the transaction, and to Qatalyst. In March 2017, the Company’s management extended these projections by a further three years to the year 2022 based on certain assumptions and estimates which were provided, among other information, to the Board and to Qatalyst. In April 2017, the Company’s management took into account the latest outlook for the Company’s financial results for the first quarter of 2017 and for the full year 2017 and updated the Company’s financial projections for the year 2017, which were provided, among other information, to the Board, to Parent in connection with Parent’s consideration of transaction, and to Qatalyst. The updated financial projections for 2017 together with the financial projections for the years 2018 through 2022 are collectively referred to as the “Management Projections” and summarized in the following table.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s Form 10-K for the year ended December 31, 2016 and the other reports filed by the Company with the SEC.

The financial projections were prepared solely for internal use and use in connection with the negotiation of the Merger Agreement and not with a view toward public disclosure or toward complying with generally accepted accounting principles or “GAAP,” the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by the Company’s management or were calculated from projections prepared by the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared.

The Company’s filings with the SEC are available at www.sec.gov and at the Company’s Investor Relations website at investor.retailmenot.com. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the financial projections set forth below. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Purchaser, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Purchaser or Parent intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. None of the Company, Purchaser, Parent or any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the Management Projections were provided to the Board, Qatalyst and Parent.

Management Projections (dollars in millions)

Fiscal Year End	2017	2018	2019	2020	2021	2022
Core segment net revenues	$232	$242	$257	$270	$283	$292
Gift Card segment net revenues	$97	$155	$238	$304	$395	$494
Total net revenues	$329	$397	$495	$574	$679	$786
Adjusted EBITDA(1)	$57	$59	$72	$80	$88	$94
Modified Adjusted EBITDA(2)	$46	$48	$60	$68	$75	$81
(1)	The Company defines this metric as net income plus depreciation, amortization of intangible assets, stock-based compensation expense, third party acquisition-related costs, other operating expenses (including asset impairment charges and compensation arrangements entered into in connection with acquisitions), net interest expense, other non-operating income and expenses and income taxes net of any foreign exchange income or expenses.
(2)	The Company defines this term as Adjusted EBITDA net of capitalized internally developed software and website development costs.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include “forward-looking statements.” All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under the Hart-Scott-Rodino Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections of earnings; plans, strategies and objectives of management for future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. The Company does not undertake and specifically declines any obligation to update any forward-looking statements.

Item 9. Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated April 24, 2017 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser filed on April 24, 2017).

(a)(1)(B)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser filed on April 24, 2017).

(a)(1)(C)
Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Parent and Purchaser filed on April 24, 2017).

(a)(1)(D)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Parent and Purchaser filed on April 24, 2017).

(a)(1)(E)	Joint Press Release by Parent and the Company dated April 10, 2017 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on April 10, 2017).

(a)(1)(F)	Summary Advertisement published in The New York Times on April 24, 2017 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of Parent and Purchaser filed on April 24, 2017).

(a)(2)	Letter to the Company’s stockholders communicating the Board of Directors’ recommendation, dated April 24, 2017 (attached hereto as Annex A).

(a)(5)(A)
Letter to the Company’s Employees from Chief Executive Officer G. Cotter Cunningham dated April 10, 2017 (incorporated by reference to the Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed on April 11, 2017).

(a)(5)(B)
Letter to the Company’s Customers dated April 10, 2017 (incorporated by reference to the Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed on April 11, 2017).

(a)(5)(C)
Letter to the Company’s Network Contacts dated April 11, 2017 (incorporated by reference to the Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed on April 11, 2017).

(a)(5)(D)
Letter to the Company’s Customers dated April 13, 2017 (incorporated by reference to the Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed on April 13, 2017).

(a)(5)(E)	Opinion of Qatalyst Partners LP dated April 10, 2017 (attached hereto as Annex B).

(e)(1)	Agreement and Plan of Merger dated April 10, 2017 among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on April 10, 2017).

(e)(2)
Confidentiality Agreement dated January 10, 2017 between the Company and Valassis (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Parent and Purchaser filed of April 24, 2017).

(e)(3)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s DRS/A filed on May 13, 2013).

(e)(4)	2007 Stock Plan and Forms of Agreements thereunder (incorporated by reference to Exhibit 10.2.1 to the Company’s DRS/A filed on May 13, 2013).

(e)(5)	First Amendment to the 2007 Stock Plan (incorporated by reference to Exhibit 10.2.2 to the Company’s DRS filed on April 5, 2013).

(e)(6)	Second Amendment to the 2007 Stock Plan (incorporated by reference to Exhibit 10.2.3 to the Company’s DRS filed on April 5, 2013).

(e)(7)	Third Amendment to the 2007 Stock Plan (incorporated by reference to Exhibit 10.2.4 to the Company’s DRS filed on April 5, 2013).

(e)(8)	Fourth Amendment to the 2007 Stock Plan (incorporated by reference to Exhibit 10.2.5 to the Company’s DRS filed on April 5, 2013).

(e)(9)	Fifth Amendment to the 2007 Stock Plan (incorporated by reference to Exhibit 10.2.6 to the Company’s DRS filed on April 5, 2013).

(e)(10)	Sixth Amendment to the 2007 Stock Plan (incorporated by reference to Exhibit 10.2.7 to the Company’s DRS filed on April 5, 2013).

(e)(11)	Employment Agreement between the Company and G. Cotter Cunningham, dated effective as of March 1, 2013 (incorporated by reference to Exhibit 10.10 to the Company’s DRS filed on April 5, 2013).

(e)(12)	Amendment to Employment Agreement between the Company and G. Cotter Cunningham, dated May 1, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s 8-K filed on May 3, 2016).

(e)(13)	Employment Agreement between the Company and Kelli A. Beougher, dated effective as of March 1, 2013 (incorporated by reference to Exhibit 10.11 to the Company’s DRS filed on April 5, 2013).

(e)(14)	Employment Agreement between the Company and Paul M. Rogers, dated effective as of March 1, 2013 (incorporated by reference to Exhibit 10.13 to the Company’s DRS filed on April 5, 2013).

(e)(15)	2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to the Company’s S-1/A filed on July 8, 2013).

(e)(16)	Form of Global Performance-Based Stock Option Agreement under Company’s 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.18.1 to the Company’s 10-K filed on February 17, 2017).

(e)(17)
Form of Global Performance-Based Restricted Stock Unit Award Agreement under Company’s 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.18.2 to the Company’s 10-K filed on February 17, 2017).

(e)(18)	2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.21 to the Company’s S-1/A filed on July 8, 2013).

(e)(19)	Employment Agreement between the Company and Jonathan B. Kaplan, dated effective as of August 7, 2015 (incorporated by reference to Exhibit 10.2 to the Company’s 10-Q filed on November 6, 2015).

(e)(20)	Employment Agreement between the Company and J. Scott Di Valerio, dated effective as of December 29, 2015 (incorporated by reference to Exhibit 10.1 to the Company’s 8-K filed on January 4, 2016).

(e)(21)	Employment Agreement between the Company and Louis J. Agnese, III, dated effective as of March 1, 2013 (incorporated by reference to Exhibit 10.14 to the Company’s DRS filed on April 5, 2013).

(e)(22)	Amendment to Employment Agreement between the Company and Louis J. Agnese, III, dated October 15, 2013 (incorporated by reference to Exhibit 10.14.1 to the S-1 filed on December 2, 2013).

(e)(23)
Second Amendment to Employment Agreement between the Company and Louis J. Agnese, III, dated February 13, 2014 (incorporated by reference to Exhibit 10.14.2 to the Company’s 10-K filed on February 18, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 24, 2017

RETAILMENOT, INC.

By:	/s/ Jonathan B. Kaplan
Name:	Jonathan B. Kaplan
Title:	Chief Legal Officer, General Counsel and Secretary

ANNEX A

[RMN Letterhead]

April 24, 2017

Dear Stockholder:

We are pleased to inform you that, on April 10, 2017, RetailMeNot, Inc. (“RetailMeNot”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Harland Clarke Holdings Corp. (“Parent”) and R Acquisition Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Parent. In accordance with the Merger Agreement, Purchaser has today commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of our Series 1 common stock, par value $0.001 per share (the “Shares”), at a price per Share of $11.60, net to the holder thereof in cash, without interest (the “Offer Price”) and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of Purchaser with and into RetailMeNot, with RetailMeNot surviving the merger as a wholly owned indirect subsidiary of Parent (the “Merger”). In the Merger, each Share then outstanding (other than Shares (i) owned by RetailMeNot, Parent, or Purchaser or (ii) owned by holders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes required by applicable law.

The Board of Directors of RetailMeNot (the “Board”) unanimously: (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, fair to and in the best interests of RetailMeNot’ stockholders and (iii) recommended that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer and in accordance with applicable law. Accordingly, and for the other reasons described in more detail in the enclosed copy of RetailMeNot’s Solicitation/Recommendation Statement, the Board recommends that RetailMeNot’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accompanying this letter is (i) a copy of RetailMeNot’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated April 24, 2017, which sets forth the terms and conditions of the Offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your Shares pursuant to the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 11:59 p.m., New York City time, on May 22, 2017, unless extended.

Sincerely,

/s/ G. Cotter Cunningham
President and Chief Executive Officer

A-1

ANNEX B

Qatalyst Partners

April 10, 2017

Board of Directors
RetailMeNot, Inc.
301 Congress Ave.
Suite 700
Austin, TX 78701

Members of the Board:

We understand that RetailMeNot, Inc. (the “Company”), Harland Clarke Holdings Corp. (“Parent”) and R Acquisition Sub, Inc., a wholly owned subsidiary of Parent (“Purchaser”), have entered into an Agreement and Plan of Merger dated as of April 10, 2017 (the “Merger Agreement”), pursuant to which, among other things, Purchaser will commence a tender offer (the “Offer”) to acquire any and all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) at a price of $11.60 per share in cash without interest (the “Offer Consideration”) and, after acquiring shares of Company Common Stock pursuant to the Offer, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”). At the effective time of the Merger, the Company will become a wholly owned subsidiary of Parent, and each issued and outstanding share of Company Common Stock, other than Company Common Stock to be canceled in accordance with Sections 2.5(i) and 2.5(ii) of the Merger Agreement and other than any Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Offer Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Offer Consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the holders of shares of Company Common Stock, other than Parent or any affiliates of Parent (the “Holders”), is fair, from a financial point of view, to such Holders.

For purposes of the opinion set forth herein, we have reviewed the Merger Agreement, certain related documents and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain forward looking information prepared by the management of the Company, including financial projections and operating data of the Company (the “Company Projections”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior management of the Company. We also reviewed the historical market prices and trading activity for Company Common Stock and compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other selected publicly traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. We have assumed that the proposed Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or Parent. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or its affiliates, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.

B-1

We have acted as financial advisor to the Board of Directors of the Company in connection with the proposed Transaction and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates; however, Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parent and their respective affiliates for which we would expect to receive compensation.

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any holder of shares of Company Common Stock should tender its shares of Company Common Stock pursuant to the Offer or any other matter and does not in any manner address the price at which Company Common Stock will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the proposed Transaction, or the relative merits of the proposed Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the Holders, and we express no opinion with respect to the fairness of the amount, nature or timing of the compensation to any of the officers, directors or employees of the Company or any of its affiliates, or any class of such persons, relative to such consideration.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the Holders is fair, from a financial point of view, to such Holders.

Yours faithfully,

/s/ Qatalyst Partners LP
Qatalyst Partners LP

B-2

ANNEX C

GENERAL CORPORATION LAW OF DELAWARE
SECTION 262 — APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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